Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Lux Health Tech Acquisition Corp. on Amendment No. 1 to Form S-1 (File No. 333-249427) of our report dated September 11, 2020, except for Note 7 which is dated October 22, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, with respect to our audit of the financial statement of Lux Health Tech Acquisition Corp. as of September 4, 2020 for the period from September 1, 2020 (inception) through September 4, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 22, 2020